Exhibit 99.1
Navios Maritime Acquisition Corporation to Acquire Two New Build
LR1 Product Tankers for $82.8 Million for Q4 2011 Delivery
Extend Option Exercise Period for Two Existing LR1 Product Tankers
Adjust Delivery of Two Existing LR1 Product Tankers to 2012
PIRAEUS, Greece, Nov. 9, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA), an owner and operator of tanker vessels, today announced that the Company has entered into an agreement to acquire two 75,000 DWT LR1 product tankers scheduled for delivery in Q4 2011 from a South Korean shipyard.
The nominal acquisition price of $87.0 million will be financed with:
•	Issuance of $5.4 million mandatorily convertible preferred stock (“preferred stock”)

•	New credit facility of $52.2 million

•	$29.4 million cash on hand
The effective acquisition price for the two vessels is $82.8 million or $41.4 million per vessel, giving effect to the preferred stock.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “We purchased these vessels at attractive prices. This deal demonstrates the strength of our relationships and our belief in the product tanker sector. We are also pleased that, in connection with this deal, we were able to extend the maturity of the purchase options for two other LR1 tankers and defer delivery of two LR1 tankers to the second half of 2012.”
Ms. Frangou continued, “We continue to look to grow the fleet. Our ability to use mandatorily convertible preferred stock to partially fund the acquisition of two LR1 product tankers suggests that our equity is attractive as an acquisition currency.”
Details of Mandatorily Convertible Preferred Stock
In general, 30% of the outstanding preferred stock will mandatorily convert into common stock five years from the date of such issuance and any remaining preferred stock will mandatorily convert into common stock ten years from the date of such issuance, all at a $25.00 price per share of common stock. The holder shall have the right to convert the outstanding shares of such preferred stock into common stock before to the scheduled maturity date at a price of $35.00 per share of common stock. In addition, the preferred stock will mandatorily convert into common stock after the third anniversary of such issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, at a conversion price of $35.00 per share of common stock.
The number of shares of common stock that may be issued upon conversion ranges from 154,286, if all preferred shares are converted at $35.00 per share of common stock, to 216,000 million, if all preferred shares are converted at $25.00 per share of common stock.
Details of Credit Facility for Two New LR1s
The new credit facility that the Company has entered into has an amortization profile of approximately 19 years and bears an interest of (i) LIBOR plus 250 bps before to delivery of the vessels and (ii) 275 bps thereafter. The credit facility also requires compliance with certain financial covenants.

Details of Credit Facility for Two Existing LR1s
The Company is also in agreement with a commercial bank for an additional credit facility of $52.0 million with amortization profile of approximately 19 years and interest of LIBOR plus 300 bps to finance the construction and delivery of two LR1 Product tankers in the existing fleet.
Extension of Two Existing Purchase Options
The Company announced the extension of the two existing options on two LR1 product tankers. These options were to originally expire in January 2011 but have now been extended through March 2011.
Adjustment of Two LR1 Product Tanker Delivery Dates
The Company announced the adjusted delivery of two LR1 product tankers in the existing fleet. Delivery is now scheduled for H2 2012.
About Navios Maritime Acquisition Corporation
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com